NEWS RELEASE

April 8, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

CABALLO BLANCO PROGRESS REPORT

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:NYSE Amex) is wishes to report that its operating partner Canadian Gold Hunter Corp. (“CGH”; CGH:TSX) has released some further drilling results from a work program on the company’s Caballo Blanco project located in Mexico. CGH has informed Almaden that drilling on the project has now ceased. The drill program pertaining to this news release commenced in November, 2008 at which time CGH announced that it would consist of a first phase of 5,000 meters to be expanded to 10,000 meters. Since November 14 holes were completed for a total of 3,603 meters. This is the second news release pertaining to the program. An earlier release in February (see Almaden news release of February 6, 2009) reported results from the first 5 holes of this program which included an intersection of 36.6 meters grading 1.13 g/t gold. Almaden has not yet received the complete assay and location database for all the new holes however at this time Almaden wishes to release the information CGH has provided and released.

J.D. Poliquin, Chairman of Almaden commented, “While Almaden had hoped for more drilling to have been completed by this point these new results help confirm the presence of a large well mineralized gold system.”

Significant assays from the latest drilling are tabulated below.

Drill Hole	Az/Angle	Depth (m)	Interval (m)*	Width (m)*	Au g/t	Ag g/t

09CBN-034	086°/-60°	153.62	118.57-153.62	35.05	0.48	0.4
including			124.66-142.95	18.29	0.66	0.3
09CBN-035	221°/-88°	299.17	97.54-109.73	12.19	0.63	0.4
and			286.51-297.18	10.67	0.40	1.6
09CBN-037	280°/-84°	298.70	92.96-192.02	99.06	0.32	0.8
including			94.49-135.63	41.14	0.53	0.7
					Au g/t	Cu %
09CBN-042	088°/-57°	367.89	224.64-367.89	143.25	0.103	0.105

* Intervals are core lengths and true widths may be less than reported here.

Drill holes 09CBN-034, 035, 037 and 041 tested the southwestern portion of the Cerro la Paila gold target. Previous drilling on this portion of Cerro la Paila intersected encouraging gold values such as

89.9 metres grading 1.06 g/t gold in hole 08CBN-011 and 94.5 metres grading 2.09 g/t gold in 08CBN-004.

One drill hole 09CBN-036 tested the Cerro la Cruz target, which is located about one kilometre south of Cerro la Paila in the Northern Zone. Cerro la Cruz is underlain by massive and brecciated silica and is defined by a large resistivity anomaly. Three holes (09CBN-038, 039 & 040) tested the Cerro Bandera target in the Northern Zone. This target consists of massive and brecciated silica and is defined by two large resistivity anomalies. CGH announced that while the limited drilling on Cerro La Cruz and Cerro Bandera did not intersect significant gold mineralization, its management considers that further testing is warranted on these targets. Almaden emphatically agrees with this assessment. These areas are large and have many similar geochemical and geophysical responses to the Cerro La Paila area of the project. Almaden interprets that the potentially mineralized areas are covered with barren alteration at Cerro La Cruz and Cerro Bandera and that, in the context of Cerro La Paila, much further drilling is needed in these areas. Another area of high sulphidation style alteration and mineralization called the Highway Zone remains to be tested.

Drill hole 09CBN-042 tested the eastern extension of the Pedrero target. This hole intersected a large intensely altered diorite with intense quartz stockwork and encouraging gold and copper values. Pedrero is a large gold-rich porphyry copper system that remains open to further testing.

Under the terms of a 2007 agreement, CGH has an option to earn a 70% interest in the Caballo Blanco project from Almaden by issuing 1 Million shares of CGH (completed), making a US$500,000 payment (completed), spending US$12.0 Million on the project over 6 years and funding all ongoing costs required for the completion of a feasibility study.

As CGH is the operator, the geological data in this news release were verified by qualified person Jan Christoffersen, P. Eng., Vice President of Canadian Gold Hunter Corp. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples and various duplicates are inserted in each batch of assays. Drill core samples are cut by saw on site and sample splits are shipped for preparation to ALS Chemex in Guadalajara, Mexico. Sample pulps are sent to ALS Chemex in North Vancouver, B.C., Canada and analyzed for gold by fire assay and for silver and 34 other trace and major elements by ICP-MS in accordance with standard industry practices.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Amex have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.